SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Sitio Royalties Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82982V101
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,495,520 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,495,520 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,495,520 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Class C common stock, par value $0.0001 per share, of Sitio Royalties Corp. (f/k/a Falcon Minerals Corporation, the “Issuer” and such stock, “Class C Common Stock”), which together with a corresponding number of common units representing limited partner interests of Sitio Royalties Operating Partnership, LP (f/k/a Falcon Minerals Operating Partnership LP, “Sitio OpCo”, and such units, the “Partnership Units”), may together be redeemed for shares of Class A common stock, par value $0.0001 per share of the Issuer (“Class A Common Stock” and, together with Class C Common Stock, “Common Stock”), on a one-for-one basis pursuant to the Issuer’s organizational documents and the Second Amended and Restated Agreement of Limited Partnership of the Sitio OpCo (“Sitio OpCo LPA”).
(2)	Percentage ownership calculated based on the sum of (i) 12,088,546 shares of Class A Common Stock outstanding as of June 7, 2022, as reported in the Issuer’s Form 8-K filed with the SEC on June 10, 2022, and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.
(3)	The Reporting Person’s Class C Common Stock represents 42.3% of the voting power of the Issuer’s Common Stock.

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Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Sitio Royalties Corp., a Delaware corporation (f/k/a Falcon Minerals Corporation, the “Issuer”). The principal executive office of the Issuer is located at 1401 Lawrence Street, Suite 1750, Denver, Colorado 80202.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of Kimmeridge Energy Management Company, LLC (the “Reporting Person”), a Delaware limited liability company, which is the investment adviser to each ultimate parent company of KMF DPM HoldCo, LLC, a Delaware limited liability company (“KMF HoldCo”), and Chambers DPM HoldCo, LLC, a Delaware limited liability company (“Chambers HoldCo”) (the “Kimmeridge Companies”). The Reporting Person is managed by a board of managers, each of whom is a Managing Member, consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin, Alexander Inkster, Neda Jafar and Denis Laloy (each such manager, a “Kimmeridge Principal,” and collectively, the “Kimmeridge Principals”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)-(c)	The address of the business office of the Reporting Person and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011. The principal business of the Reporting Person is to serve as the investment adviser to the parent company of the Kimmeridge Companies as well as other affiliated funds.

(d)-(e)	During the last five years, neither the Reporting Person nor any Kimmeridge Principal has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company. Benjamin Dell, Neda Jafar, Denis Laloy and Noam Lockshin are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon and Alexander Inkster are citizens of the United Kingdom.

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Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person intends to communicate with the Issuer’s management and board of directors (the “Board”) about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review the Kimmeridge Companies’ investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Kimmeridge Companies’ position in the Issuer through, among other things, the purchase or sale of the Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 12,088,546 shares of Class A Common Stock outstanding as of June 7, 2022, as reported in the Issuer’s Form 8-K filed with the SEC on June 10, 2022, and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in Item 4 and Item 6 of this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person in the past 60 days.

(d)	No person other than the Reporting Person and the Kimmeridge Companies is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Kimmeridge Companies. The Kimmeridge Companies have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Class A Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Agreement and Plan of Merger and Merger Transactions

On June 7, 2022 (the “Closing Date”), the Issuer consummated the previously announced merger transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 11, 2022 (the “Merger Agreement”), by and among the Issuer, Sitio OpCo, Ferrari Merger Sub A LLC, a Delaware limited liability company (“Merger Sub”), and DPM HoldCo, LLC, a Delaware limited liability company (“Desert Peak”), pursuant to which Merger Sub merged with and into Desert Peak (the “Merger”), with Desert Peak continuing as the surviving entity in the Merger as a wholly-owned subsidiary of Sitio OpCo. The transactions contemplated by the Merger Agreement are referred to herein as the “Merger Transactions.”

CUSIP No. 82982V101	SCHEDULE 13D	Page 6 of 9 Pages

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”) and following effectiveness of the four-to-one reverse stock split (the “Reverse Stock Split”) for all of the Issuer’s issued and outstanding shares of common stock and outstanding equity awards, the limited liability company interests in Desert Peak (the “DPM Membership Units”) issued and outstanding immediately prior to the Merger Effective Time were converted into the right to receive an aggregate of (a) 61,905,339 shares of Class C Common Stock and (b) 61,905,339 Partnership Units (the total amount under clauses (a) and (b), the “Merger Consideration”). The Kimmeridge Companies received 36,495,520 shares of Class C Common Stock and 36,495,520 Partnership Units in connection with the closing of the Merger Transactions.

The foregoing description of the Merger Agreement contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit B, and is also incorporated herein by reference.

Assignment and Allocation Agreement

On June 6, 2022, in connection with the Merger and pursuant to an Assignment and Allocation Agreement between the Kimmeridge Companies, Source Energy Leasehold, LP, a Delaware limited partnership (“Source”), Permian Mineral Acquisitions, LP, a Delaware limited partnership (“Permian” and, together with Source, the “Source Stockholders”), Rock Ridge Royalty Company, LLC, a Delaware limited liability company (“Rock Ridge” and together with the Kimmeridge Companies and the Source Stockholders, the “Sponsors”), DPM HoldCo, LLC, a Delaware limited liability company (“DPM”), Falcon Minerals Operating Partnership, LP, and each of the executive officers of the Issuer (collectively, as may be amended and restated from time to time, the “Allocation Agreements”), certain shares of Class C Common Stock and OpCo Units were issued as consideration in the Merger to the executive officers of the Issuer (the “Restricted Securities”), which are subject to certain transfer restrictions and forfeiture by the holders thereof if certain conditions are not satisfied.

The Sponsors have the right to receive one share of Class C Common Stock and one Partnership Unit for each Restricted Security that is forfeited by the holders thereof (each such right, an “Allocation Right”). Partnership Units and shares of Class C Common Stock will be issued pursuant to Allocation Rights solely to the extent a corresponding forfeiture of Restricted Securities has occurred. The Reporting Person has 183,394 Allocation Rights.

The foregoing description of the Allocation Agreements does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Form of Assignment and Allocation Agreement, which is filed as Exhibit C and is also incorporated herein by reference.

Second Amended and Restated Agreement of Limited Partnership of Sitio OpCo

On the June 7, 2022, the Issuer, the Kimmeridge Companies, the Source Stockholders, Rock Ridge and Royal Resources L.P., a Delaware limited partnership (“Royal Resources” and, together with Rock Ridge, “Blackstone”) entered into the Sitio OpCo LPA. The Sitio OpCo LPA amends and restates the existing Amended and Restated Agreement of Limited Partnership of Sitio OpCo, dated as of August 23, 2018.

CUSIP No. 82982V101	SCHEDULE 13D	Page 7 of 9 Pages

The Sitio OpCo LPA provides that, subject to certain restrictions contained therein, each holder of Partnership Units (other than the Issuer) generally has the right to cause Sitio OpCo to redeem all or a portion of its Partnership Units (the “Redemption Right”) in exchange for shares of Class A Common Stock on a one-for-one basis or, at Sitio OpCo’s election, an equivalent amount of cash. In connection with any redemption of Partnership Units pursuant to the Redemption Right, the corresponding number of shares of the Class C Common Stock will be cancelled.

The foregoing description of the Sitio OpCo LPA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Sitio OpCo LPA, which is filed as Exhibit D and is also incorporated herein by reference.

Director Designation Agreement

On January 11, 2022, the Issuer entered into that certain Director Designation Agreement (as may be amended and restated from time to time, the “Director Designation Agreement”) with the Kimmeridge Companies, the Source Stockholders and Blackstone, which became effective on the Closing Date.

Pursuant to the Director Designation Agreement, the Issuer agreed to (a) include two nominees designated by the Issuer in the slate of nominees to be recommended by the Board for election at the first annual meeting of stockholders at which directors are to be elected following the Merger Effective Time and (b) include in the slate of nominees to be recommended by the Board for election at each applicable annual or special meeting of stockholders the following individuals: (i) so long as the Kimmeridge Companies and their affiliates collectively beneficially owns at least 10% of the outstanding shares of Common Stock, one nominee designated by the Kimmeridge Companies; (ii) so long as Blackstone and its affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock, one nominee designated by Blackstone; and (iii) so long as the Source Stockholders and their affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock, one nominee designated by the Source Stockholders.

Pursuant to the Director Designation Agreement, the Kimmeridge Companies have appointed Noam Lockshin as a director to the Board effective as of June 7, 2022.

Under the Director Designation Agreement, no director designated by any of the Principal Stockholders (as defined in the Director Designation Agreement) shall, directly or indirectly, grant any proxy or enter into or agree to be bound by any voting trust, agreement or arrangement of any kind with respect to its shares of Common Stock that is inconsistent with or conflicts with the Director Designation Agreement.

The foregoing description of the Director Designation Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Director Designation Agreement, which is filed as Exhibit E and is also incorporated herein by reference.

Registration Rights Agreement

On January 11, 2022, the Issuer entered into a Registration Rights Agreement (as may be amended and restated from time to time, the “Registration Rights Agreement”) with the Kimmeridge Companies, Blackstone and the Source Stockholders (collectively, the “Holders”), which became effective on the Closing Date.

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The Registration Rights Agreement requires the Issuer to (a) register for resale shares of Class A Common Stock held by the Holders immediately following the Merger Effective Time, including any shares of Class A Common Stock issued or issuable upon the exchange of the shares of Class C Common Stock and Partnership Units held by the Holders immediately following the Merger Effective Time (the “Registrable Securities”), and (b) within 45 days following the Closing Date, file with the U.S. Securities and Exchange Commission a registration statement registering the resale of all Registrable Securities permitted to be registered for resale from time to time.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit F and is also incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Agreement and Plan of Merger, dated as of January 11, 2022, by and among Falcon Minerals Corporation, Falcon Minerals Operating Partnership, LP, Ferrari Merger Sub A LLC, and DPM HoldCo, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on January 12, 2022).

Exhibit B	Form of Assignment and Allocation Agreement, dated as of June 6, 2022, by and among Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC, DPM HoldCo, LLC, Sitio Royalties Corp., Falcon Minerals Operating Partnership, LP and each of the executive officers of the Issuer (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on June 10, 2022).

Exhibit C	Second Amended and Restated Agreement of Limited Partnership of Sitio Royalties Operating Partnership, L.P., dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 10, 2022).

Exhibit D	Director Designation Agreement, dated as of January 11, 2022, by and among Falcon Minerals Corporation, Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC and Royal Resources L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 12, 2022).

Exhibit E	Registration Rights Agreement, dated as of January 11, 2022, by and among Falcon Minerals Corporation, Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC and Royal Resources L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 12, 2022).

CUSIP No. 82982V101	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2022

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel